

April 7, 2017

Roger Tung
President and Chief Executive Officer
Concert Pharmaceuticals, Inc.
99 Hayden Avenue, Suite 500
Lexington, MA 02421

> **Re:  Concert Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2017**
> **File No. 001-36310**

Dear Mr. Tung:

We have limited our review of your filing to those issues we have addressed in our comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 23, 2017

Proposal No. 3: The Asset Sale, page 47

1.    We note that your proxy statement does not include financial statements. The transaction appears to involve the sale of a substantial part of your assets.  Please tell us why you do not provide financial statements consistent with Item 14(a)(4) of Schedule 14A.  For additional guidance, please refer to the Division of Corporation Finance Financial Reporting Manual, sections 1140.6 and 2120.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance